

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 10, 2016

<u>Via E-mail</u>
Mr. Thomas D. DeByle
Chief Financial Officer
Standex International Corp.
11 Keewaydin Drive
Salem, NH 03079

> **Re: Standex International Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed August 25, 2016**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 29, 2016**
> **File No. 001-07233**

Dear Mr. DeByle:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended June 30, 2016</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies – Realization of Goodwill</u>

1.   We refer to the your disclosure that "certain reporting units have been significantly impacted by the current global economic downturn and if the effects of the current global economic environment are protracted or the recovery is slower than we have projected estimates of future cash flows for each reporting unit may be insufficient to support the

carrying value of the reporting units, requiring the Company to re-assess its conclusions related to fair value and the recoverability of goodwill." Please tell us whether any of the impacted reporting units had a fair value that was not <u>substantially</u> in excess of its carrying value. To the extent that any of your reporting units have estimated fair values that were not substantially in excess of its carrying values, and to the extent that goodwill for these reporting units, individually or in the aggregate, if impaired, could materially impact your operating results, we remind you to provide the following disclosures for each of these reporting units:

- The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
- The amount of goodwill allocated to the reporting unit;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303 of Regulation S-K and Section 501.14 of the SEC´s Codification of Financial Reporting Policies for guidance.

Item 8. Financial Statements and Supplementary Data

Note 18. Industry Segment Information

2.   We refer to your table of capital expenditures by industry segment. We note your table excludes capital expenditures from accounts payable. Please explain to us why the totals do not reconcile with the expenditures for capital assets on your statements of cash flows for each period presented.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 8
2016 Grants of Plan-Based Awards, page 25

3.   In future filings, please disclose the estimated payouts under your annual incentive bonus plan when the threshold is achieved. This comment applies to both the non-equity and equity components of the award. <u>See</u> Items 402(d)(2)(iii) and (iv) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin at (202) 551- 3236 or Jay Ingram at (202) 551-3397 with any other questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and Construction